SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                               FORM 6-K

                       Report of Foreign Issuer
               Pursuant to Rule 13a-16 or 15d-16 of the
                    Securities Exchange Act of 1934

                     Commission File No. 000-51196

                     For the month of March 2006

                      AIXTRON AKTIENGESELLSCHAFT

            (Translation of registrant's name into English)


                            Kackertstrasse

                            D-52072 Aachen

                                Germany

               (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

   Aixtron AG: AIXTRON Reports Headline Financial Results for Fiscal Year 2005

     AACHEN, Germany--(BUSINESS WIRE)--March 9, 2006--

         AIXTRON Reports Headline Financial Results for Fiscal Year 2005

     AIXTRON AG (FWB: AIX) (NASDAQ: AIXG) today announced headline financial results for fiscal year 2005, ended December 31, 2005.
     In line with Company guidance given on November 3, 2005, AIXTRON's revenues in 2005 totaled Euro 139.4 million (revenue of Euro 140.0 million in 2004:). Following the first-time application of International Financial Reporting Standards ("IFRS"), the Company is reporting a net loss of Euro 53.5 million in 2005 (net income of Euro 7.7 million in 2004).
     The Company's net loss for 2005 included special items from balance sheet adjustments totaling Euro 30.3 million. These special items resulted from asset impairment charges totaling Euro 28.2 million (with Euro 13.8 million relating to goodwill, Euro 11.2 million relating to intangible assets, Euro 1.6 million relating to inventories and Euro 1.6 million relating to plant, property, and equipment); accruals for restructuring and pending losses totaling Euro 1.5 million; and tax effects totaling Euro 0.6 million.
     The IFRS net loss before adjustment for these special items amounted to Euro 23.2 million. Further adjusting for IFRS-specific expenses of Euro 2.4 million as well as for deferred taxes totaling Euro 6.2 million not capitalized under IFRS, AIXTRON's preliminary and unaudited US GAAP net loss before special items totaled Euro 14.6 million in 2005, which is in line with Company guidance given on November 3, 2005 of a net loss ranging from approximately Euro 10 million to approximately Euro 15 million for 2005.
     Impairment charges for goodwill and intangible assets were largely related to Genus, Inc. which was acquired by AIXTRON in March 2005.
     Further details on AIXTRON's 2005 financial results will be given on the occasion of the publication of its annual report for fiscal year 2005 on March 15, 2006.

     Information and Explanation of the Issuer to this News:

     AIXTRON will host a financial analyst and investor conference call on March 15, 2006 at 08:30 CET (02:30 EST) to review the fiscal year 2005 results. From 08:15 CET (02:15 EST) you may listen to the call live at +49-(0) 69-9897-2634. Both a conference call audio replay and a transcript of the conference call will be available at http://www.aixtron.com, section "investors", following the conference call. Additionally, AIXTRON will hold an analyst and press conference on March 15, 2006 in Frankfurt (Main), Germany (at Dresdner Bank AG, Jurgen-Ponto-Platz 1), at 10:00 CET (04:00 EST)

     Forward-Looking Statements:

     This  news  release  may  contain  forward-looking   statements  about  the
business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "may", "will", "expect", "anticipate", "contemplate", "intend", "plan", "believe", "continue" and "estimate", and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.


Contact:
Investor Relations and Corporate Communications
AIXTRON AG, Kackertstr. 15-17, 52072 Aachen, Germany
Phone: +49 241 8909 444, Fax: +49 241 8909 445, invest@aixtron.com
www.aixtron.com

language:     English
emitter:      AIXTRON AG
              Kackertstr. 15-17 52072 Aachen Deutschland
phone:        +49 (0)241 8909-444
fax:          +49 (0)241 8909-445
email:        invest@aixtron.com
WWW:          www.aixtron.com
ISIN:         DE0005066203
WKN:          506620
indexes:      TecDAX
stockmarkets: Geregelter Markt in Frankfurt (Prime Standard);
Freiverkehr in Berlin-Bremen, Stuttgart, Munchen, Hamburg, Dusseldorf; Foreign Exchange(s) Nasdaq


     CONTACT: AIXTRON AG
              Klaus F. Gruendel, 02 41-89 09-444
              k.gruendel@aixtron.com

                               SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                AIXTRON AG

Date: March 9, 2006
                                By:         /s/ Paul Hyland
                                Name:       Paul Hyland
                                Title:      President and CEO


                                By:         /s/ Wolfgang Breme
                                Name:       Wolfgang Breme
                                Title:      CFO